

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2010

Fu HaiMing
Chief Executive Officer
China Century Dragon Media, Inc.
c/o Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808

> **Re: China Century Dragon Media, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed September 30, 2010**
> **File No. 333-166866**

Dear Mr. Fu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 2

Certain Relationships and Related Transactions, page 5

1.   We note your response to comment five in our letter dated September 3, 2010 and that you valued the shares and warrants retained by WestPark Capital based on the $1.50 offering price of the common shares issued in the private placement on April 30, 2010. Please use the price of the pending public offering by the company to value the shares and warrants retained by WestPark Capital. In this regard, we note that the public offering with WestPark Capital as the underwriter is an integral part of the "WRASP" process managed by WestPark Capital, as well WestPark's receipt of registration rights regarding the retained shares and

warrants approximately six months after the <u>filing</u> date of the registration
statement for the public offering.

Contractual Arrangements, page 7

2.   We note your response to comment six in our letter dated September 3, 2010. It is
        not apparent why you believe that CD Media Huizhou's activities do not exceed
        the scope of its business license. Please explain the basis for your conclusion that
        the scope of CD Media Huizhou's business license is extensive enough to cover
        its activities. In your explanation, please focus of the totality of the activities of
        CD Media Huizhou and its control of the operations of CD Media Beijing
        pursuant to the contractual arrangements.

Risk Factors, page 12

We face uncertainty from China's Circular on Strengthening the Administration of
Enterprise Income Tax . . ., page 25

3.   We note that Circular 698 may have been applicable to the Share Exchange.
        Please quantify what the tax consequences would be if Circular 698 was
        determined to be applicable.

"If we fail to maintain effective internal controls over financial reporting, …..", page 32

4.   We note that you conduct substantially all of your operations outside of the
        United States. In order to enhance our understanding of how you prepare your
        financial statements and assess your internal control over financial reporting, we
        ask that you provide us with information that will help us answer the following
        questions.

        *How do you maintain your books and records and prepare your financial
        statements?*

        If you maintain your books and records in accordance with U.S. GAAP, describe
        the controls you maintain to ensure that the activities you conduct and the
        transactions you consummate are recorded in accordance with U.S. GAAP.

        If you do not maintain your books and records in accordance with U.S. GAAP,
        tell us what basis of accounting you use and describe the process you go through
        to convert your books and records to U.S. GAAP for SEC reporting. Describe the
        controls you maintain to ensure that you have made all necessary and appropriate
        adjustments in your conversions and disclosures.

        What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

We note that you do not maintain a separate audit committee. Please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

5. We note your response to comment 15 in our letter dated September 3, 2010 and your amended disclosure in your Form 10-Q for the quarter ended June 30, 2010. In an appropriate location of your management's discussion and analysis, please address your efforts to establish effective disclosure controls and procedures and how the costs associated with these efforts might impact results or financial condition. Please include risk factor disclosure regarding the ineffectiveness of disclosure controls and procedures in the past and the challenges associated with establishing and maintaining effective disclosure controls and procedures.

Factors Affecting Our Results of Operations, page 43

6. We note your response to comment 16 in our letter dated September 3, 2010. However, we continue to believe that you should provide more disclosure in your prospectus explaining the process pursuant to which you procure advertising time as described in the response letter and disclosing in more detail what specific rights you obtain in exchange for the advances. If the rights vary by vendor, explain that and also disclose what rights are represented by the advances shown on your latest balance sheet.

Liquidity and Capital Resources, page 50

7. We note your disclosure on page 51 regarding the unpaid registered capital of CD Media Huizhou. Expand your disclosure to explain the impact that the payment of this capital will have on your financial statements and your liquidity.

Description of Business, page 55

Strategy, page 56

8. We note your belief that your television production activities were within the scope of CD Media Beijing's business license. However, please further revise to

explain how you came to this conclusion considering the fact that, in addition to providing the limited services you describe, it appears you held ownership interests in these television productions. In the risk factor beginning on page 25 regarding the scope of CF Media Beijing's business license, discuss with more specificity the potential consequences in the event that your television production activities exceeded the scope of the business license.

Report of Independent Registered Public Accounting Firm, page F-2

9.   We note that you restated your financial statements to reflect certain operations as discontinued. Please ask your auditors to revise their report to refer to this restatement. Also, please have them explain to us why they did not dual date their audit report.

Consolidated Statements of Operations and Comprehensive Income, page F-5

10.   We note that your statement of operations does not present any income from continuing operations or discontinued operations for the six months ended June 30, 2009 and the three years ended December 31, 2009. It appears, based on your disclosure of earnings per share, that your entire net income related to continuing operations for these periods. Please revise your statement of operations to reflect the amount of net income that was attributable to income from continuing operations.

Financial Statements

Note 3. Summaries of Significant Accounting Policies, page F-11

j. Revenue recognition, page F-12

11.   We note your response to our comments 16 and 29 from our letter dated September 3, 2010. We also note your disclosure appearing on page 48 that no advertising time remained unsold as of June 30, 2010. Please provide us with an analysis of your balance of advances at the end of each of the 12 months preceding June 30, 2010. Please tell us the components of the balances, including the amount of unspecified advances, the amount relating to time slots owned and sold to a customer, and the amount related to specific time slots owned but unsold.

Note 4. Advances to Suppliers, page F-16

12.   We note from your response to our comment 16 from our letter dated September 3, 2010 that a portion of your balance of advances at June 30, 2010 was comprised of specified time slots that you owned. We believe that these amounts should be presented as inventory on your balance sheet. Please revise or advise.

Note 5. Discontinued Operation, page F-16

13.   Disclose the payment terms for your accounts receivable relating to your discontinued operations.

Note 14. Condensed Parent Company Financial Information, page F-20

14.   Please expand your disclosure to explain in more detail the nature of the restrictions on your Chinese operating subsidiaries to pay dividends, including restrictions regarding statutory reserves, paid-in capital and unpaid capital as discussed on page 51. In addition, please quantify the amount of the restricted net assets, as required by Rule 4-08(e)(3)(ii) of Regulation S-X.

        You may contact Melissa Hauber, Staff Accountant, at (202) 551-3368 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

                                                Sincerely,

                                                /s/ Larry Spirgel
                                                Assistant Director

cc: Thomas J. Poletti, Esq.
        Melissa A. Brown, Esq.
        K&L Gates LLP
        Via facsimile: (310) 552-5001